SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 3)*
Suntech Power Holdings Co., Ltd.

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
G8586G 10 2

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐          Rule 13d-1(b)
     ☐          Rule 13d-1(c)
     ☑          Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	G8586G 10 2

1	NAMES OF REPORTING PERSONS Zhengrong Shi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	5	SOLE VOTING POWER

NUMBER OF		1,000,000 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,900,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

56,900,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,900,000 ordinary shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* See explanatory note at the end of the cover page.

CUSIP No.	G8586G 10 2

1	NAMES OF REPORTING PERSONS D&M Technologies Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,900,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		56,900,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	56,900,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	36.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G8586G 10 2

1	NAMES OF REPORTING PERSONS Power Surge Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,900,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		56,900,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	56,900,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	36.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G8586G 10 2

1	NAMES OF REPORTING PERSONS Credit Suisse Trust Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,900,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		56,900,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	56,900,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	36.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Explanatory Note:
This Amendment No. 3 is filed to correct a typographical error in row (9) of the second part of the cover page for Zhengrong Shi of the Amendment No. 2 filed on February 13, 2008 (“Amendment No. 2”). The aggregate number of ordinary shares beneficially owned by Zhengrong Shi was incorrectly entered as 56,900,000 therein. Except correcting the aggregate number of ordinary shares beneficially owned by Zhengrong Shi to 57,900,000 therein, no other changes have been made to Amendment No. 2.

ITEM 1(a).	NAME OF ISSUER:

Suntech Power Holdings Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Zhengrong Shi

D&M Technologies Limited (the “Record Holder”)

Power Surge Trust (the “Trust”)

Credit Suisse Trust Limited (the “Trustee”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of the Record Holder and Zhengrong Shi is 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. The address of the Trust and the Trustee is 1 Raffles Link #05-02, Singapore 039393.

ITEM 2(c)	CITIZENSHIP:

Dr. Shi is a citizen of Australia. The place of organization of the Record Holder is the British Virgin Islands. The place of organization of the Trustee is Singapore. The Trust is established under the laws of Singapore.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G8586G 10 2

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Zhengrong Shi	57,900,000	37.2%	1,000,000	56,900,000	1,000,000	56,900,000

D&M Technologies Limited	56,900,000	36.8%	0	56,900,000	0	56,900,000

Power Surge Trust	56,900,000	36.8%	0	56,900,000	0	56,900,000

Credit Suisse Trust Limited	56,900,000	36.8%	0	56,900,000	0	56,900,000
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Dr. Shi may be deemed to be the beneficial owner of 1,000,000 ordinary shares of the Issuer issuable upon the exercise of vested options held by him.

The Record Holder, of which Dr. Shi is the sole director, beneficially owns 56,900,000 ordinary shares of the Issuer. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Dr. Shi, the Record Holder, the Trust and the Trustee may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. The Trustee disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that the Trustee is the beneficial owner of such ordinary shares for any purpose.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

Zhengrong Shi	/s/ Zhengrong Shi
	Name:	Zhengrong Shi

D&M Technologies Limited	By:	/s/ Zhengrong Shi
	Name:	Zhengrong Shi
	Title:	Director

Power Surge Trust	Credit Suisse Trust Limited in its capacity as Trustee of the Trust
	By:	/s/ Michael Low
	Name:	Michael Low
	Title:	Authorized Signatory

	By:	/s/ Bee Eng Koh
	Name:	Bee Eng Koh
	Title:	Authorized Signatory

Credit Suisse Trust Limited	By:	/s/ Michael Low
	Name:	Michael Low
	Title:	Authorized Signatory

	By:	/s/ Bee Eng Koh
	Name:	Bee Eng Koh
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.01 per share, of Suntech Power Holdings Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of February 2008.

Zhengrong Shi	/s/ Zhengrong Shi
	Name:	Zhengrong Shi

D&M Technologies Limited	By:	/s/ Zhengrong Shi
	Name:	Zhengrong Shi
	Title:	Director

Power Surge Trust	Credit Suisse Trust Limited in its capacity as Trustee of the Trust
	By:	/s/ Michael Low
	Name:	Michael Low
	Title:	Authorized Signatory

	By:	/s/ Bee Eng Koh
	Name:	Bee Eng Koh
	Title:	Authorized Signatory

Credit Suisse Trust Limited	By:	/s/ Michael Low
	Name:	Michael Low
	Title:	Authorized Signatory

	By:	/s/ Bee Eng Koh
	Name:	Bee Eng Koh
	Title:	Authorized Signatory